Exhibit 99.1

Motorola Solutions Canada Networks Inc. to Acquire Bell Canada’s Land Mobile Radio

Networks Services Business

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the sections entitled “Motorola Solutions Forward-Looking Statements” and “BCE Forward-Looking Statements” later in this news release.

CONCORD, ON and MONTRÉAL – March 26, 2026 – Motorola Solutions Canada Networks Inc., a subsidiary of Motorola Solutions (NYSE: MSI) today entered into a definitive agreement to acquire the land mobile radio networks services business from Bell Mobility, the wireless subsidiary of Bell Canada and BCE Inc. (NYSE, TSX: BCE) for a purchase price of CAD $675 million, subject to customary adjustments, plus a deferred net working capital settlement.

The transaction is expected to close in the fourth quarter of 2026, following receipt of regulatory and third-party approvals and satisfaction of other customary closing conditions.

For more than 30 years, Bell, together with Motorola Solutions Canada have been providing secure, resilient and highly reliable, land mobile radio communications for customers across Canada. Bell will continue to work closely with Motorola Solutions Canada as an important service delivery partner for land mobile radio networks.

“We have long admired Bell Canada for the loyalty and trust they’ve built with customers across the country,” said Michael Martin, president, Motorola Solutions Canada Networks Inc. “This acquisition helps protect the long-term resiliency and security of the country’s land mobile radio communications for the Canadian communities that rely on them every day.”

About Motorola Solutions | Solving for safer

Safety and security are at the heart of everything we do at Motorola Solutions. We build and connect technologies to help protect people, property and places. Our solutions foster the collaboration that’s critical for safer communities, safer schools, safer hospitals, safer businesses, and ultimately, safer nations. Learn more about our commitment to innovating for a safer future for us all at www.motorolasolutions.com.

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media Contact

Matt Schuler

Motorola Solutions

matt.schuler@motorolasolutions.com

+1 312-909-5234

Investor Contact

Brian Piotrowski

Motorola Solutions

brian.piotrowski@motorolasolutions.com

+1 847-576-6899

For BCE

Media Contact

Ellen Murphy

media@bell.ca

Investor Contact

Krishna Somers

Krishna.somers@bell.ca

Motorola Solutions Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable federal securities law. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and generally include words such as “believes,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions. Motorola Solutions can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent Motorola Solutions’ views only as of today and should not be relied upon as representing Motorola Solutions’ views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from the statements contained in this release. Such forward-looking statements include, but are not limited to, statements regarding the expected timing of the closing of the transaction, expected benefits of the transaction to Motorola Solutions and ability to integrate the acquisition into Motorola Solutions. Motorola Solutions cautions the reader that the risks and uncertainties, including those in Part I Item 1A of Motorola Solutions’ 2025 Annual Report on Form 10-K and in its other U.S. Securities and Exchange Commission (“SEC”) filings available for free on the SEC’s website at www.sec.gov and on Motorola Solutions’ website at www.motorolasolutions.com/investors, could cause actual results to differ materially from those estimated or predicted in the forward-looking statements. Many of these risks and uncertainties cannot be controlled by Motorola Solutions and factors that may impact forward-looking statements include, but are not limited to, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition, receipt of regulatory approvals, receipt of third-party approvals, Motorola Solutions’ ability to close the transaction in the anticipated timeline or at all, successfully integrate and operate the acquisition and realize the anticipated benefits of the proposed acquisition. Motorola Solutions undertakes no obligation to publicly update any forward-looking statement or risk factor, whether as a result of new information, future events or otherwise.

BCE Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the proposed disposition by Bell Mobility Inc. of its Canadian LMR network services business, the expected timing and completion thereof, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe BCE’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, BCE does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the proposed disposition are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory and third-party approvals, which may affect its completion, terms or timing. The proposed disposition could be modified, restructured or terminated. Accordingly, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated in this news release. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2025 Annual MD&A dated March 6, 2026, and BCE’s news release dated February 5, 2026 announcing its financial results for the three-month period and year ended December 31, 2025, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.